FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2006

SHORE GOLD INC.

(Translation of registrant’s name into English)

330, 224 - 4th Anenue South
Saskatoon, Saskatchewan, Canada S7K 5M5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX

Exhibit Number	Description

99.1	Material Change Report dated March 31, 2006 - Court Dismisses De Beers Claim
99.2	Material Change Report dated March 31, 2006 - Shore Gold Inc. Announces Year End Results
99.3	Material Change Report dated March 31, 2006 - Shore Gold Announces The Appointment Of Corporate Communciations Manager
99.4	Material Change Report dated April 31, 2006 - Star Diamond Project: Diamond Results 8.23, 5.04 And 4.75 Carat Diamonds In 190 Carat Parcel
99.5	Material Change Report dated April 31, 2006 - De Beers Appeals Court Decision

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHORE GOLD INC.
(Registrant)

Date: April 4, 2006	By:	/s/ Harvey J. Bay
Harvey J. Bay
Chief Financial Officer